CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

January 9, 2024

Re:	iShares Bitcoin Trust Amendment No. 6 to Registration Statement on Form S-1 Filed January 8, 2024 File No. 333-272680

Dear Mr. Dobbie and Ms. Bednarowski:

On behalf of our client, iShares® Bitcoin Trust (the “Trust”), set forth below are the Trust’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated January 8, 2024 (the “Comment Letter”) in connection with the Trust’s Amendment No. 6 to the Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the SEC on January 8, 2024. Concurrently with the filing of this response letter, the Trust is filing Amendment No. 7 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement. The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Trust via EDGAR, unless otherwise specified.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

January 9, 2024

Amendment No. 6 to Registration Statement on Form S-1

Risk Factors, page 15

1.	Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

In response to the Staff’s comment, the Trust has added the requested risk factor disclosure on page 51 of the prospectus, as set forth below, addressing the risks related to the Authorized Participants acting in the same capacity for several competing products.

Additionally, the Trust has updated the risk factor on page 32 of prospectus to include reference to Authorized Participants. See “Risk Factors—Risk Factors Related to the Trust and the Shares—If the Custodian Agreement, Prime Execution Agent Agreement, an Authorized Participant Agreement or Bitcoin Trading Counterparty Agreement is terminated or the Bitcoin Custodian, Prime Execution Agent, an Authorized Participant or a Bitcoin Trading Counterparty fails to provide services as required, the Trustee may need to find and appoint a replacement custodian, execution agent, authorized participant or bitcoin trading counterparty, which could pose a challenge to the safekeeping of the Trust's bitcoins, the Trust's ability to create and redeem Shares and the Trust's ability to continue to operate may be adversely affected.”

The Trust's Authorized Participants act in similar or identical capacities for several competing exchange-traded bitcoin products which may impact the ability or willingness of one or more Authorized Participants to participate in the creation and redemption process, adversely affect the Trust's ability to create or redeem Baskets and adversely affect the Trust's operations and ultimately the value of the Shares.

Many of the Trust's Authorized Participants, now or in the future, act or may act in the same capacity for several competing exchange-traded bitcoin products. Each Authorized Participant has limited balance sheet capacity, which means that, particularly during times of heightened market trading activity or market volatility or turmoil, Authorized Participants may not be able or willing to submit creation or redemption orders with the Trust or may do so in limited capacities. The inability or unwillingness of Authorized Participants to do so could lead to the potential for the Shares to trade at premiums or discounts to the NAV, and such premiums or discounts could be substantial.

Furthermore, if creations or redemptions are unavailable due to the inability or unwillingness of one or more of the Trust's Authorized Participants to submit creation or redemption orders with the Trust (or do so in a limited capacity), the arbitrage mechanism may fail to function as efficiently as it otherwise would or be unavailable. This could result in impaired liquidity for the Shares, wider bid/ask spreads in the secondary trading of the Shares and greater costs to investors and other market participants, all of which could cause the Sponsor to halt or suspend the creation or redemption of Shares during such times, among other consequences.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

January 9, 2024

General

2.	In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

The Trust acknowledges the Staff’s comment.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely, /s/ Clifford R. Cone Clifford R. Cone

cc:	Marisa Rolland, BlackRock, Inc.

Adithya Attawar, BlackRock, Inc.

Jason D. Myers, Clifford Chance US LLP

Tae Ho Cho, Clifford Chance US LLP

Jesse Overall, Clifford Chance US LLP

Etherial Edetan, Clifford Chance US LLP